10027663

SE MISSION

3/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert A. Stanger & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad St Ste 201
(No. and Street)

Shrewsbury (City) NJ (State) 07702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd St (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin T. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Co., Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

MARY B. FURIATO
Notary Public of New Jersey
My Commission Expires March 18, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Robert A Stanger & Co, Inc.

We have audited the accompanying statements of financial condition of Robert A Stanger & Co, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2008, were audited by other auditors whose report dated February 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A Stanger & Co, Inc at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules shown on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 10, 2010

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Robert A Stanger & Co, Inc.

Statements of Financial Condition

December 31,

	2009	2008
ASSETS		
Cash and cash equivalents	$ 398,797	$ 397,454
Accounts receivable - trade, net of allowance	379,386	598,811
Prepaid expenses	85,232	52,043
Furniture and equipment, net of accumulated depreciation of $160,751 and $128,736	36,681	57,885
	$ 900,096	$ 1,106,193
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 29,500	$ 5,000
Accrued salary	130,000	70,000
Distributions payable	-	69,444
Severance liability	27,300	49,114
Total Liabilities	186,800	193,558
Stockholder's Equity		
Capital stock, no par, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	711,796	911,135
Total Stockholder's Equity	713,296	912,635
	$ 900,096	$ 1,106,193

See notes to financial statements

Robert A Stanger & Co, Inc.

Statements of Operations

Years Ended December 31,

	2009	2008
REVENUE		
Advisory, consulting and related services	$ 4,496,246	$ 5,103,299
Interest income	1,713	15,246
Total Revenue	4,497,959	5,118,545
EXPENSES		
Salaries	2,534,706	2,651,246
Employee benefits	235,764	298,932
Consultants	563,539	495,384
Office rent	146,409	143,640
Insurance	55,754	65,788
Legal fees	78,039	16,119
Accounting fees	24,700	16,117
Payroll processing fees	9,344	7,462
Travel and conferences	75,949	144,477
Telephone	36,715	36,738
Postage	22,118	24,476
Publications, dues and subscriptions	62,419	77,518
Utilities	16,633	16,432
Office maintenance and supplies	168,419	237,389
Contributions	1,600	460
Depreciation and amortization	32,015	32,671
Bad debt expense	60,165	19,071
Total Expenses	4,124,288	4,283,920
Net income from operations before provision for state income taxes	373,671	834,625
Provision for state income taxes	5,768	9,620
Net Income	$ 367,903	$ 825,005

See notes to financial statements

Robert A Stanger & Co, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Capital Stock	Retained Earnings	Total
Balance, January 1, 2008	$ 1,500	$ 936,686	$ 938,186
2008			
Net income	-	825,005	825,005
Distributions to stockholders	-	(850,556)	(850,556)
Balance, December 31, 2008	1,500	911,135	912,635
2009			
Net income	-	367,903	367,903
Distributions to stockholders	-	(567,242)	(567,242)
Balance, December 31, 2009	$ 1,500	$ 711,796	$ 713,296

See notes to the financial statements

Robert A Stanger & Co, Inc.

Statements of Cash Flows

Years Ended December 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 367,903	$ 825,005
Adjustments to reconcile net income to		
cash from operating activities		
Depreciation	32,015	32,671
Bad debt expense	60,165	19,071
Changes in operating assets and liabilities		
Accounts receivable - trade	159,260	(125,438)
Prepaid expenses	(33,189)	130,881
Accounts payable	24,500	(5,000)
Accrued expenses	60,000	-
Taxes payable	-	7,500
Net Cash from Operating Activities	670,654	884,690
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(10,811)	(40,679)
Sale of investment in limited partnerships	-	1,200
Net Cash from Investing Activities	(10,811)	(39,479)
CASH FLOWS FROM FINANCING ACTIVITIES		
Severance liability payment	(21,814)	(66,758)
Shareholders' distributions	(636,686)	(781,112)
Net Cash from Financing Activities	(658,500)	(847,870)
Net Increase (Decrease) in Cash and Cash Equivalents	1,343	(2,659)
CASH AND CASH EQUIVALENTS		
Beginning of year	397,454	400,113
End of year	$ 398,797	$ 397,454

See notes to financial statements

Robert A Stanger & Co, Inc.

Notes to Financial Statements

1. Organization

Business

Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant Accounting Policies

Accounting Changes

In July 2009, the FASB Accounting Standards Codification (the ASC) became the single source of generally accepted accounting principles (GAAP) in the United States. The ASC did not change GAAP, however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

As a Subchapter S Company, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholder. State income taxes are provided for on the excess of the corporate tax rate over the shareholder's individual tax rate.

Accounts Receivable

At December 31, 2009 and 2008, management of the Company estimated an allowance for doubtful accounts at $60,165 and $19,071, respectively.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods.

2. Significant Accounting Policies (*continued*)

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for the periods prior to 2006.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 10, 2010.

Financial Advisory and Consulting Services

Financial advisory and consulting fees are recognized as earned on a pro rata basis over the term of the agreements.

3. Furniture, Equipment, and Leasehold Improvements

Furniture equipment and leasehold improvements consist of the following at December 31:

	2009	2008
Furniture and equipment	164,553	153,742
Leasehold improvements	32,879	32,879
Accumulated depreciation and amortization	160,751	128,736
	$ 36,681	$ 57,885

4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 10% and 9% of the Company's revenues were generated by contracts from one customer in 2009 and 2008, and 29% and 24% of the Company's trade receivables were owed from one customer at December 31, 2009 and December 31, 2008, respectively.

5. Defined Contribution Plan

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for 2009 and 2008.

6. Lease Obligations

The Company has an eleven-year operating lease for office space in New Jersey beginning July 1, 2009 at $119,136 per annum. The lease expires June 30, 2020, and is cancellable at the sixth anniversary of commencement. The lease agreement allows for an annual rent increase of 2%. The Company entered into a lease agreement to lease office space in Houston, Texas beginning March 14, 2007 on a three-year operating lease at $14,427 per annum.

The Company also leases various equipment under operating leases that expire at various times through the year 2012.

The following is a schedule detailing future minimum operating lease payments:

2010	$ 141,927
2011	135,438
2012	129,552
2013	128,160
2014 and thereafter	197,140
	$ 732,217

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2009 and 2008, the Company had net capital of $211,497 and $196,396 which was $199,044 and $182,993 in excess of its required net capital, respectively. The company's net capital ratio was .88 and 1.02 to 1 as of December 31, 2009 and 2008, respectively.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Robert A Stanger & Co, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2009

NET CAPITAL		
Total ownership equity from statement of financial condition		$ 713,296
Deductions -		
Non-allowable assets:		
Accounts receivable - trade	379,386	
Furniture and equipment	36,681	
Prepaid expenses	85,232	
Other	500	501,799
Net Capital		211,497
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		12,453
Excess of net capital over minimum requirement		$ 199,044
Total Aggregate Indebtedness Liabilities		$ 186,800
Percent of aggregate indebtedness to net capital		88%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2009.

Robert A Stanger & Co, Inc

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

As of December 31, 2009

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

As of December 31, 2009

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the Firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Shareholders
Robert A Stanger & Co, Inc.

In planning and performing our audit of the financial statements of Robert A Stanger & Co, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 10, 2010

Robert A Stanger & Co, Inc.

Financial Statements

December 31, 2009

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

To the Board of Robert A. Stanger & Company, Inc.
1129 Broad Street, Suite 201
Shrewsbury, NJ 07702-4314

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Robert A. Stanger & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Robert A. Stanger & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Robert A. Stanger & Company, Inc.'s management is responsible for Robert A. Stanger & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027120 FINRA DEC
ROBERT A. STANGER & COMPANY INC. 10*10
1129 BROAD STREET, STE 201
SHREWSBURY, NJ 07702-4314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

THOMAS F. FLYNN (732) 842-9450

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

DEC 30, 2008
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROBERT A. STANGER & COMPANY, INC.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the 6TH day of JANUARY , 20 10 .

TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,494,372
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
REAL ESTATE EVALUATION FEES	2,122,368	
PARTNERSHIP VALUATION FEES	1,261,257	
SUBSCRIPTION (NEWSLETTER) FEES	91,696	3,275,321
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		3,475,321
2d. SIPC Net Operating Revenues		$ 19,051
2e. General Assessment @ .0025		$ 150

(to page 1 but not less than $150 minimum)